LENNOX INTERNATIONAL INC.
2140 Lake Park Blvd.
Richardson, Texas 75080
June 24, 2009
United States Securities and Exchange Commission
100 F Street, N.E., Stop 4010
Washington, D.C. 20549
RE: Lennox International Inc.
This letter contains our responses to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 29, 2009 (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff in bold typeface exactly as given in the Comment Letter and below each comment is our response.
Form 10-K for the Year Ended December 31, 2008
General
1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings if applicable.

Response:

As practicable, we have detailed our intended disclosures or other revisions with respect to the Staff’s comments where additional disclosure is requested. We will, as appropriate, include these disclosures in our future filings.
Risk Factors, page 10
2.	On pages 19-20 and 35, you disclose the adverse impact the current economic environment has had on the values of your plan assets. In future filings, please add a risk factor to explain the impact this occurrence will have on your cash flow in light of your voluntary contributions of $20 million in 2008 and plans to make voluntary contributions of $20 million to $40 million in 2009 to fund the shortfall in your plan assets.

Response:

In response to the Staff’s comment, we will add the following risk factor, as appropriate, in future filings:
“Declines in capital markets could necessitate increased cash contributions by us to our pension plans to maintain required levels of funding.

United States Securities and Exchange Commission

The market values of our pension plan assets declined substantially as a result of the significant declines in the capital markets in 2008. Due to the decline in the value of our plan assets and an increase in the benefit obligation, the funded status of our pension plans decreased by $74.1 million in 2008 to a funding level of 61%. As a result, we made an additional voluntary contribution of $20.0 million to our pension plans during the fourth quarter of 2008 and expect to make additional voluntary contributions of $20.0 million to $40.0 million in 2009. Further declines in the capital markets could increase the amount of contributions required to fund our pension plans in the future. The amount of contributions we may be required to make to our pension plans in the future is uncertain and could be significant.”
3.	Please add a risk factor that describes the risk to your company when commodity prices decline and how it adversely impacts your cash flow. Please refer by example to the significant impact such activity had on your cash flow in 2008 (as disclosed on page 19).

Response:

In future filings, we will revise the third risk factor on page 11 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 as follows. The sentences in bold are new language or information in this excerpt.
“Price Volatility for Commodities We Purchase or Significant Supply Interruptions Could Have an Adverse Effect on Our Cash Flow or Results of Operations.
In the manufacture of our products, we depend on raw materials, such as steel, copper and aluminum, and components purchased from third parties. We generally concentrate purchases for a given raw material or component with one or two suppliers. Although we believe there are alternative suppliers for all of our key raw material and component needs, if a supplier is unable or unwilling to meet our supply requirements, we could experience supply interruptions or cost increases, either of which could have an adverse effect on the results of operations. In addition, although we regularly pre-purchase a portion of our raw materials at fixed prices each year to hedge against price increases, an increase in raw materials prices not covered by our fixed price arrangements could significantly increase our cost of goods sold and negatively impact our margins if we are unable to effectively pass such price increases on to our customers. Alternatively, if we increase our prices in response to increases in the prices or quantities of raw materials or components we require or encounter significant supply interruptions, our competitive position could be adversely affected, which may result in depressed sales.
In addition, we use derivatives to hedge price risk associated with forecasted purchases of certain raw materials. Our hedged price could result in our paying higher or lower prices for commodities as compared to the market prices for those commodities when purchased. Decreases in spot prices below our hedged prices can also require us to post cash collateral with our cash flow hedge counterparties, which could impact our liquidity and cash flows. At year-end 2008, we were required to post $37.9 million of cash collateral on our cash flow hedges.”

United States Securities and Exchange Commission

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 18
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007 — Consolidated Results, page 21
4.	In future filings, please expand/revise your discussion under results of operations for all periods to:
•	Quantify the extent to which material decreases in net sales are attributable to changes in prices, volume or amount of goods being sold, or change in product mix. For example, you explain on page 21 that the declines in unit volumes were also partially offset by moderate price increases, a slight favorable change in sales mix and $32.9 million of favorable impact of foreign currency exchange rates. However, you do not quantify the impact of the other factors on net sales for the period discussed;

•	In your discussion of the gross profit, please revise the last paragraph to disclose, in quantitative terms, how the “manufacturing inefficiencies” impacted your gross profit; and

•	Quantify each factor you cite as impacting your operations. For example, you disclose the decrease in selling, general and administrative expenses was due to cost control measures that lowered short-term incentives, decreased long-term incentives, reduced professional fees, lowered commission expense, decreased pension expense and decreased salaries and wage expense. However, you have not quantified the impact of each item.
Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion, including your results by segment. See Item 303(a)(3) of Regulation S-K.

Response:

We will revise our discussions in future filings, beginning with our second quarter 2009 Form 10-Q, to include quantifications of material changes in the results of operations, including our results by segment. We have not included any proposed language or format at this time due to length of such discussions.
Liquidity and Capital Resources, page 32
Net Cash Used in Financing Activities, page 33
5.	On page 34, your disclosures indicate that your credit agreement contains financial covenants relating to leverage and interest coverage. You also indicate that your most restrictive financial covenant requires you to maintain a Consolidated Indebtedness to Adjusted EBITDA Ratio of no more than 3.50 to 1. In the future, please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements including but not limited to your leverage and interest coverage.

Response:

We believe that the covenants related to leverage and interest coverage are the only material objective financial covenants contained in our debt agreements. We propose the following enhancements to our current disclosures regarding our debt covenants based on our disclosures in the 2008 Form 10-K. The sentences in bold are new or modified language or information in this excerpt:

United States Securities and Exchange Commission

“The Credit Agreement contains financial covenants relating to leverage and interest coverage. Other covenants contained in the Credit Agreement restrict, among other things, mergers, asset dispositions, guarantees, debt, liens, acquisitions, investments, affiliate transactions and our ability to make restricted payments. The financial covenants require us to maintain defined levels of Consolidated Indebtedness to Adjusted EBITDA Ratio and a Cash Flow (defined as EBITDA minus capital expenditures) to Net Interest Expense Ratio. The required ratios as of December 31, 2008 are detailed below:

Consolidated Indebtedness to Adjusted EBITDA Ratio no greater than	3.5 : 1.0
Cash Flow to Net Interest Expense Ratio no less than	3.0 : 1.0”
6.	In the future, for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Response:

We have read your comment regarding circumstances where it is reasonably likely that we would be unable to meet our covenants and acknowledge our obligations to provide such information should such circumstances exist. However, at this time, based upon our internal forecasts and projections, we do not believe that it is reasonably likely we will not be able to meet such covenants for the foreseeable future. Accordingly, we believe that the additional disclosures noted are not required. We will continue to monitor our compliance with the financial covenants in the Credit Agreement. If we anticipate that the financial covenants could restrict our existing or anticipated borrowing, we will provide appropriate detail regarding the applicable covenants and reconciliation to the most comparable US GAAP measures.

Furthermore, regarding your comment on disclosure regarding any stated events of default, we propose the following enhancements to our disclosures in the 2008 Form 10-K that detail the principal events of default. The sentences in bold are new or modified language or information in this excerpt:

“The Credit Agreement contains customary events of default. These events of default include nonpayment of principal or interest, breach of covenants or other restrictions or requirements, default on any other indebtedness or asset securitizations of at least $40.0 million, or bankruptcy. If any event of default occurs and is continuing, lenders with a majority of the aggregate commitments may require the administrative agent to terminate our right to borrow under the Credit Agreement and accelerate amounts due under the Credit Agreement, except for a bankruptcy event of default, in which case such amounts will automatically become due and payable and the lenders’ commitments will automatically terminate.”

United States Securities and Exchange Commission

7.	We note your disclosure that you entered into an amendment to the lease for your corporate headquarters that, among other things, replaced the debt participant, increased the rent payments and added certain financial covenants. Please file the amended lease as exhibit to your report on Form 10-K. See Item 601(b)(10)(ii)(D) of Regulation S-K.

Response:

The amendment to the lease for our corporate headquarters was part of the First Omnibus Agreement to Operative Documents, dated as of September 22, 2008, which was filed as Exhibit 10.5 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 25, 2008).
Market Risk, pages 37-38
8.	Please explain to us why you have not discussed the activity with respect to your commodity hedge derivatives in this section. In future filings, please present this information in the format instructed in Item 305(a) of Regulation S-K and consistent with your disclosures on page 40 in the section, “Derivative Accounting”.

Response:

We did not discuss the activity with respect to our commodity hedge derivatives because we felt that such a discussion would be redundant because the subject is discussed elsewhere within Item 7 as noted in your comment. However, we have considered your comment and propose the following modifications to our disclosures in future filings based upon the current disclosures in our 2008 Form 10-K. The sentences in bold are new language or information in this excerpt:

“We enter into commodity futures contracts to stabilize prices expected to be paid for raw materials and parts containing high copper and aluminum content. These contracts are for quantities equal to or less than quantities expected to be consumed in future production.

Fluctuations in metal commodity prices impact the value of the derivative instruments that we hold. When metal commodity prices rise, the fair value of our futures contracts increases and conversely, when commodity prices fall, the fair value of our futures contracts decreases. In the fourth quarter of 2008, metal prices fell significantly and as a result, we recorded derivative losses of $21.3 million in AOCI. We believe that this decline in metal prices was an extraordinary event because of its size and its occurrence over a relatively short timeframe.

Information about our exposure to market risks related to metal commodity prices and a sensitivity analysis related to our metal commodity hedges is presented below:

2008
(in millions)
Notional amount (pounds)	29.2
Carrying amount and fair value of liability	$39.4
Change in fair value from 10% change in forward prices	$3.8”

United States Securities and Exchange Commission

Critical Accounting Policies, page 38
Goodwill and Other Intangible Assets, page 38
9.	We note that accounting for goodwill and other intangible assets is one of your critical accounting policies. In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and long-lived assets, please consider disclosing the following:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•	Each of the valuation methodologies used to value goodwill (we note the reference to comparable business transactions), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•	How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.
Please tell us about this and revise future filings to clarify disclosures. In particular:
•	Explain how you identified reporting units

•	Explain how you assigned assets, liabilities, deferred taxes and goodwill to reporting units

•	If one or more reporting units are particularly vulnerable, disclose significant assumptions, if applicable;
•	Use of an income based or market based approach

•	Cash flow and assumed growth rates

•	Discount rates

•	Confirm that you use of a weighted average cost of capital (pages 39 and 50) rather than a cost of equity method

•	Risk applications

•	Control Premiums

•	Any other material factors
Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. This could include uncertainties regarding the recoverability of recorded assets. Refer to the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification. Also, Section 216 of the Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss.”

United States Securities and Exchange Commission

To the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation.
Response:
We have considered your comment regarding our disclosures about the significant accounting policy regarding goodwill and propose the following additions to such disclosures in our future filings, based on the disclosure included in our 2008 Form 10-K. We believe that the additional disclosures address your comments. The sentences in bold are new language in this excerpt:
“Goodwill and Other Intangible Assets
We assign goodwill to the reporting units that benefit from the synergies of our acquisitions, which are the reporting units that report the results of such acquisitions. If we reorganize our management structure, the related goodwill is allocated to the affected reporting units based upon the relative fair values of those reporting units. Assets and liabilities, including deferred income taxes, are generally directly assigned to the reporting units through our segment reporting system as part of our financial closing process. However, certain assets and liabilities, including information technology assets and pension, self-insurance, and environmental liabilities, are commonly managed and are not allocated to the segments in the normal course of our financial reporting process and therefore must be assigned to the reporting units based upon appropriate methods. We test goodwill for impairment by reporting unit at least annually in the first quarter of each fiscal year.
Reporting units that we test are generally equivalent to our business segments, or in some cases, one level below. We review our reporting unit structure each year as part of our annual goodwill impairment testing and reporting units are determined based upon a review of the periodic financial information supplied to and reviewed by our Chief Executive Officer (the chief operating decision maker). We aggregate operating units reviewed into reporting units when those operating units share similar economic characteristics.
We estimate reporting unit fair values using standard business valuation techniques such as discounted cash flows and reference to comparable business transactions. The discounted cash flow approach is the principal technique we use. We use comparable business transactions as a reasonableness test of our principal technique as we believe that the discounted cash flow approach provides greater detail and opportunity to reflect specific facts, circumstances and economic conditions for each reporting unit. Comparable business transactions are often limited in number, the information can be dated, and often require significant adjustments due to differences in the size of the business, markets served, product offered, and other factors. We therefore believe that in our circumstances, this makes comparisons to business transactions less reliable than the discounted cash flows method.

United States Securities and Exchange Commission

The discounted cash flows used to estimate fair value are based on assumptions regarding each reporting unit’s estimated projected future cash flows and the estimated weighted-average cost of capital that a market participant would use in evaluating the reporting unit in a purchase transaction. The estimated weighted-average cost of capital is based on the risk-free interest rate and other factors such as equity risk premiums and the ratio of total debt to equity capital. In performing these impairment tests, we take steps to ensure that appropriate and reasonable cash flow projections and assumptions are used. We reconcile our estimated enterprise value to our market capitalization and determine the reasonableness of the cost of capital used by comparing to market data. We also perform sensitivity analyses on the key assumptions used, such as the weighted-average cost of capital and terminal growth rates.
In the aggregate, there has been an excess of fair value over the carrying value of the net assets of our reporting units of over $1.0 billion in both 2009 and 2008. The average rate used to discount the estimated cash flows for each reporting unit was 11.2% in 2009 and 10.6% in 2008.
Below is a sensitivity analysis regarding the aggregate fair value of our reporting units to changes in average discount rates:

2009
(in millions)
Approximate decrease in fair value from a 100 basis point increase in discount rate	$(300)
Approximate increase in fair value from a 100 basis point decrease in discount rate	$400
We also monitor economic, legal, regulatory and other factors for Lennox as a whole and for each reporting unit between annual impairment tests to ensure that there are no indicators that make it more likely than not that there has been a decline in the fair value of the reporting unit below its carrying value. Specifically, we monitor industry trends, our market capitalization, recent and forecasted financial performance of our reporting units, and the timing and nature of our restructuring activities. While our recent financial performance is below historical levels, we do not currently believe that there are any indicators of impairment. If these estimates or the related assumptions change, we may be required to record non-cash impairment charges for these assets in the future.”
You also asked that we consider discussing changes in the methodologies used for valuing goodwill. While we have made enhancements to our process by adding rigor around the discount rates used and assessing other valuation techniques, our overall method remained unchanged. We therefore believe that additional disclosure is not necessary for the reader to understand how we apply our accounting policy and its consistent use.
In addition, you requested that we explain how we identified our reporting units, which we have done in the additional disclosures above. You also requested that we explain how assets and liabilities are assigned to reporting units. We have included additional disclosures regarding how we allocate assets and liabilities to our reporting units in our proposed language above. Details of the methods used to allocate those assets and liabilities are detailed below. We believe disclosing these specific allocation methods in our Form 10-K would not materially add to the readers’ understanding of our goodwill impairment testing:
•	Information Technology assets — Assigned to reporting units based on the proportion of external revenues in the prior fiscal year.

United States Securities and Exchange Commission

•	Pension Liabilities — Assigned based upon actuarially determined liability amounts for each individual defined benefit plan to the reporting unit to which it relates.

•	Self-Insurance Liabilities — Assigned based upon actuarially determined Incurred But Not Reported (“IBNR”) analyses performed by individual location and the reporting unit to which it relates.

•	Environmental Liabilities — Assigned based on the locations and the reporting unit to which it relates.
Finally, you asked for additional information if one or more reporting units are particularly vulnerable. At this time, we do not believe that it is reasonably likely that future operating results will be materially impacted by an impairment charge for goodwill.
Self Insurance, page 40
10.	You indicate that you use a combination of third-party insurance and self-insurance plans (large deductible or captive) to provide protection against claims. In future filings, if material to an understanding of your business, please disclose your excess loss limits associated with each risk you are self-insured for, including but not limited to, workers’ compensation, general liability, product liability, property damage, aviation liability, directors and officers’ liability, auto liability and other exposures. Please also disclose each risk for which you do not have excess loss limits. Similarly revise your disclosures in the footnotes to your financial statements as well. Please also disclose whether your self-insurance accruals are significant for the periods presented.

Response:

We have read your comments regarding disclosure of our loss limits for our self-insured risks. While we understand the reason for the request, we feel that specific disclosure of excess loss limits is not necessary in order for the reader to gain an understanding of the material aspects of our self-insurance program. Also, given the sensitive nature of this information, we believe the disclosure of specific excess loss limits could potentially result in additional claims against the company. As an alternative, we suggest the following enhancements to our disclosures in future filings regarding our self-insurance program based on our disclosures in the 2008 Form 10-K. These enhancements further describe the nature of our self-insurance exposures and quantify the amount of our self-insurance liabilities recorded on our Consolidated Balance Sheets. The sentences in bold are new or modified language or information in this excerpt:

“We use a combination of third-party insurance and self-insurance plans (large deductible or captive) to provide protection against claims relating to workers’ compensation/employers’ liability, general liability, product liability, property damage, aviation liability, directors’ and officers’ liability, auto liability, physical damage and other exposures. Of these exposures, we use self-insurance plans for workers’ compensation/employers’ liability, general liability, product liability, and auto liability. These policies are written through a third-party insurance provider, which is then reinsured by our captive insurance subsidiary. We believe that the liability limits retained by the captive are customary for companies of our size in our industry and are appropriate for our business.

United States Securities and Exchange Commission

In addition, we use third-party insurance plans for property damage, aviation liability, directors’ and officers’ liability, and other exposures. Each of these policies includes per occurrence limits. However, we also carry umbrella or excess liability insurance for all third-party and self-insurance plans, except for directors’ and officers’ liability. We believe the limit within our excess policy is adequate for companies of our size in our industry.
The self-insurance expense and liabilities are primarily determined based on our historical claims information, as well as industry factors and trends. We maintain safety and manufacturing programs that are designed to improve the safety and effectiveness of our business processes and, as a result, reduce the level and severity of our various self-insurance risks. In recent years, our actual claims experience has been trending favorably and therefore, both self-insurance expense and the related liability have decreased. To the extent actuarial assumptions change and claims experience rates differ from historical rates, our liability may change. The self-insurance liabilities recorded in Accrued Expenses in the accompanying Consolidated Balance Sheets were $58.6 million as of December 31, 2008.”
Financial Statements
Statements of Cash Flows, page 48
11.	Your cash flow statement shows dividends from affiliates as an adjustment to reconcile net income to net cash provided by operating activities. Please tell us how you determined that it was appropriate to reflect your dividends from affiliates as an adjustment to reconcile net cash provided by operating activities. Please cite the accounting literature used to support your conclusion.

Response:

We monitor the cumulative returns on, and dividends received from, our equity method investments to ensure that dividends received from our equity method investments are properly classified in our Consolidated Statements of Cash Flows. Our most significant equity method investment is a U.S. joint venture and major supplier of compressors, and therefore it contributes to our operations. The cumulative earnings of the investee far exceed the cumulative dividends.

We have classified the dividends received from our equity method investments as operating activities on our consolidated statements of cash flows because they represent returns on those investments as discussed in paragraph 22b of Statement of Financial Accounting Standards No. 95, Statement of Cash Flows (“FAS 95”).

Should dividends received be in excess of cumulative returns or other circumstances occur regarding any of our equity method investments that indicate that such dividends should be classified as investing activities, we would classify the returns of investment as investing activities in accordance with paragraph 16b of FAS 95.
Quarterly Financial Information, page 92
12.	Your quarterly data table should discuss material non-recurring quarterly adjustments, such as impairments. In future filings, please revise your quarterly data to include disclosures required by Item 302(A)(3) of Regulation S-K.

United States Securities and Exchange Commission

Response:
We will include a description of material unusual or infrequently occurring items in future filings. For example, we will make the following additions to the disclosures in our 2009 Form 10-K that related to the quarterly results for 2008. For this example, we have used the quarterly information footnote from our 2008 Form 10-K. The sentences in bold are new language in this excerpt:
“23. Quarterly Financial Information (unaudited):
Financial results
The following tables provide information on net sales, gross profit, net income, earnings per share and dividends per share by quarter (in millions, except per share data):

	Net Sales		Gross Profit		Net Income
	2008	2007	2008(1)	2007	2008(1)	2007
First Quarter	$764.5	$788.4	$202.0	$203.5	$6.3	$8.6
Second Quarter	999.6	1,037.8	286.4	287.8	51.2	60.3
Third Quarter	970.9	1,026.3	280.2	292.5	54.9	61.2
Fourth Quarter	746.4	882.8	204.9	264.1	10.4	38.9

	Basic Earnings per		Diluted Earnings per		Dividends per
	Common Share		Common Share		Common Share
	2008	2007	2008	2007	2008	2007
First Quarter	$0.10	$0.13	$0.10	$0.12	$0.14	$0.13
Second Quarter	0.91	0.89	0.88	0.85	0.14	0.13
Third Quarter	0.99	0.92	0.96	0.88	0.14	0.13
Fourth Quarter	0.19	0.61	0.18	0.59	0.14	0.14
(1)	The following unusual or infrequently occurring pre-tax items were included in the 2008 quarterly results:

We recorded restructuring charges throughout 2008 as follows: first quarter — $2.8 million, second quarter — $7.7 million, third quarter — $8.4 million and fourth quarter - $11.5 million.

We recorded impairment charges related to an equity method investment of $2.2 million in the second quarter and $6.9 million in the fourth quarter of 2008.

We recorded a reduction to operating expenses during the fourth quarter of 2008 of $14.5 million related to a change in our vacation policy whereby employees now earn vacation throughout the year the vacation is taken.”
Controls and Procedures, page 95
13.	We note that the statement that your CEO and CFO concluded that your disclosure controls and procedures “were effective in alerting them in a timely manner to material information required to be disclosed by us in reports we file with or submit to the Securities and Exchange Commission under the Securities Exchange Act of 1934.” Your disclosure does not provide the appropriate definition of “disclosure controls and procedures” as defined in Exchange Act Rule 13a-15(e). Please confirm that your disclosure controls and procedures are effective at the reasonable assurance level with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are accumulated and communicated to your management, including your principal executive and principal financial offers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

United States Securities and Exchange Commission

Response:
We confirm that, as of December 31, 2008, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
We will revise our disclosure in future filings, as appropriate, to provide the appropriate definition of “disclosure controls and procedures” as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934.
Item 15 — Exhibits, Financial Statement Schedules, page 96
14.	We note that you have omitted the schedules and exhibits to Exhibit 10.2, which you incorporate by reference from the Form 8-K filed October 15, 2007. Please provide us with a complete copy of each of the omitted schedules and exhibits for this exhibit. In addition, please provide us with an explanation as to why you have omitted the schedules and exhibits to these exhibits. If you do not believe the omitted information constitutes material information that is required to be included in your publicly-filed exhibits, please provide a detailed analysis setting forth your conclusions.
Response:
As Appendix A, we have attached an index of the schedules and exhibits to Exhibit 10.2 for your reference. Concurrently with the transmission of this correspondence via EDGAR, we are providing the Staff hard copies of this letter and copies of each of the omitted schedules and exhibits to Exhibit 10.2.
We have reviewed the exhibits and schedules to the credit agreement filed as Exhibit 10.2 and do not believe that the information set forth in such exhibits and schedules is material. The material terms and conditions of our borrowing capacity and related obligations under the credit agreement are included in the body of the credit agreement, which is on file with the Commission as Exhibit 10.2. The exhibits and schedules are primarily comprised of forms of standard ancillary agreements and detailed information that has become stale based on the passage of time. As a result, we believe that filing the exhibits and schedules to Exhibit 10.2 is not required by Item 601 of Regulation S-K.

United States Securities and Exchange Commission

Definitive Proxy Statement filed on April 17, 2009
Compensation Discussion and Analysis, page 15
Components and Analysis of 2008 Executive Compensation, page 18
15.	We note minimal, if any, discussion and analysis as to how the equity awards which were made on in December 2008 were determined. Please discuss and analyze how the Compensation Committee determined the actual number of PSUs and SARs that were granted and describe why the Compensation Committee believed those amounts were appropriate in light of the factors it considered in determining the awards. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K.
Response:
Most of the information discussed below was previously disclosed in our Compensation Discussion and Analysis and Grants of Plan Based Awards table (pages 20 — 21 and page 26, respectively). However, additional detail was added to specifically address how the Committee determined the actual number of awards that were granted. We will provide enhanced disclosure in our future proxy statement filings on the equity awards made to our named executive officers along the following lines:
The Compensation and Human Resources Committee of the Board of Directors (the “Committee”) determined the December 2008 long-term incentive delivered value for each NEO based on the 50th — 65th percentiles of Market data (as defined on pages 16 — 17 of our Compensation Discussion and Analysis). When determining the actual award sizes and delivered values, the Committee also considered the number of shares available for grant under the 1998 Plan, internal equity, individual performance/potential, and the financial impact on our company.
Once the delivered value was determined for each NEO, 50% of the value was delivered in performance share units (“PSUs”), 30% in restricted stock units (“RSUs”), and 20% in stock appreciation rights (“SARs”). The specific number of PSUs and RSUs granted was determined by dividing the allocated value by the Fair Market Value of our common stock five trading days prior to the date of grant (without reduction for dividends or for vesting restrictions). The specific number of SARs granted was determined by dividing the allocated value by the Black-Scholes value of our common stock five trading days prior to the date of grant (without reduction for vesting restrictions). Although the number of awards were determined five trading days prior to the date of grant for administrative reasons, the grant date fair value and the SAR exercise price were determined on the actual date of grant.
The methodology to determine the specific number of awards granted is shown by the following example:

		PLANNING			ACCOUNTING
		LTI Planning	Planning	# of	Grant Date	Grant Date Fair
Award		Delivered	Value Per	Awards	Fair Value Per	Value of
Type	Allocation	Value	Share	Granted	Share	Awards
PSUs	50%	$425,000	$27.16	15,648	$26.5754	$415,852
RSUs	30%	$255,000	$27.16	9,389	$26.5754	$249,516
SARs	20%	$170,000	$6.54	25,994	$6.8143	$177,131

Total	100%	$850,000				$842,499

United States Securities and Exchange Commission

The Committee believed these amounts were appropriate in order to (1) maintain a market-competitive long-term incentive program, (2) recognize strong NEO performance in the face of challenging and uncertain markets, and (3) support our critical retention goals. As for PSUs and SARs specifically, the Committee believed these amounts were further justified since they were purely performance-based, with performance measured on the achievement of key Company financial objectives and stock price growth, respectively.
* * * *
The responses set forth above are intended to address our filings and will be incorporated in our future filings.
We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding this memorandum, please contact Roy Rumbough, our Interim Chief Financial Officer, at 972-497-5520.

Lennox International Inc.

Appendix A

Exhibit A	Form of Borrowing Request
Exhibit B	Form of Assignment and Assumption
Exhibit C	Form of Opinion
Exhibit D	Form of Subsidiary Guaranty
Exhibit E	Form of Subsidiary Joinder Agreement

Schedule 1.01	Existing Letters of Credit
Schedule 2.01	Commitments and Applicable Percentages
Schedule 3.05	Lennox International Inc. Material Subsidiaries
Schedule 3.07	Litigation
Schedule 3.17	Environmental Disclosures
Schedule 5.12	Scheduled Indebtedness
Schedule 5.13	Existing Liens
Schedule 5.16	Existing Restrictions
Schedule 5.23	Existing Investments
Schedule 8.01	Administrative Agent’s Office; Certain Addresses for Notices